Exhibit 99.1

Canadian Solar Announces Selective Preliminary Results for the Third Quarter 2013,
Schedules Earnings Release and Conference Call for November 13

GUELPH, Ontario, November 4, 2013 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced selective preliminary results for the third quarter ended on September 30, 2013.  Canadian Solar plans to issue its earnings release and host a conference call to discuss its third quarter 2013 results on Wednesday, November 13, 2013.

For the third quarter of 2013, Canadian Solar now expects solar module shipments to be in the range of approximately 460 MW to 480 MW, which exceeds the Company’s original guidance of 410 MW to 430 MW provided on August 8, 2013. The Company expects its revenue for the third quarter of 2013 to be in the range of $470 million to $495 million. The Company now expects its gross margin to be in the range of 18% to 20% compared to its original guidance of 10% to12%. The Company’s gross margin for the third quarter of 2013 is expected to exceed its original guidance primarily due to the successful execution of its total solutions business strategy including the completion and sales of solar power plants as previously disclosed.

For the three-month period as well as for the nine-month period ended on September 30, 2013 the Company expects to be profitable at the net-income level on a US-GAAP basis.

Earnings Conference Call Details

Canadian Solar will host a conference call on Wednesday, November 13, 2013 at 8:00 a.m. U.S. Eastern Standard Time (9:00 p.m., November 13, 2013 in Hong Kong) to discuss the Company’s third quarter of 2013 results and its business outlook.

The dial-in phone number for the live call is +1-866-318-8617 or +1-617-399-5136, with passcode 93959507.  A webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 2 hours after the conclusion of the live call until 11:00 p.m. on November 20, 2013, U.S. Eastern Standard Time (12:00 p.m., November 21, 2013 in Hong Kong) and can be accessed by dialing +1-617-801-6888 or +1-888-286-8010 and entering the passcode 69636597.  A replay of the webcast will also be available at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 5GW of premium quality solar modules to customers in over 70 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including but not limited to statements regarding the expected start of construction, date of completion milestone payment terms, period of service, power production and environmental impact are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; adjustments based upon, among other things, completion of the quarterly financial closing review; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada and the Province of Ontario;  changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.